Filed Pursuant to Rule 424B(3)
Registration No. 333-132882

PROSPECTUS

11,549,421 Shares

Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 11,549,421 shares of Favrille, Inc. common stock held by the selling stockholders listed on pages 23 and 24 of this prospectus, including common stock issuable upon exercise of warrants. The selling stockholders purchased common stock and common stock warrants from us in a private placement that closed on March 7, 2006. We will not receive any proceeds from the sale of the shares by the selling stockholders.

For a description of the plan of distribution of the shares, see page 27 of this prospectus.

Our common stock is listed on The Nasdaq National Market under the symbol “FVRL.”  On March 29, 2006, the last reported sale price for our common stock was $6.895 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2006.

Table of Contents

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus and any applicable prospectus supplement. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus and information appearing in any applicable prospectus supplement is accurate only as of the date of the applicable prospectus supplement. Additionally, information from other documents incorporated by reference in this prospectus or any applicable prospectus supplement is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of the prospectus or prospectus supplement or any sale of our common stock.

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PROSPECTUS SUMMARY

This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors appearing under “Risk Factors” and elsewhere in this prospectus.

The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

Favrille, Inc.

We are a biopharmaceutical company focused on the development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. We have developed a proprietary technology that enables us to manufacture active immunotherapy products that are designed to stimulate a patient’s immune system to mount a specific and sustained response to disease. Our lead product candidate, FavId, is an active immunotherapy for the treatment of B-cell non-Hodgkin’s lymphoma, or NHL. We completed enrollment in a pivotal Phase 3 clinical trial of FavId in patients with follicular B-cell NHL in January 2006.

FavId is being developed for use following treatment with existing standards of care to extend time to disease progression, or TTP, in patients with B-cell NHL. Our Phase 3 clinical trial is designed to evaluate FavId’s ability to extend TTP in patients with follicular B-cell NHL following treatment with Rituxan®, which is the current standard of care for indolent B-cell NHL. Follicular B-cell NHL is the most common form of the indolent disease. We anticipate an analysis of the secondary endpoint, response improvement, during the fourth quarter of 2006. Analysis of the primary endpoint of the trial, TTP, is expected during the second half of 2007. In January 2006 we announced that we received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for FavId.

In addition to our Phase 3 clinical trial, FavId has been evaluated in several multi-center, open-label Phase 2 clinical trials involving more than 130 patients. We presented long-term follow-up data from our Phase 2 clinical trial of FavId following Rituxan therapy in patients with follicular B-cell NHL at the American Society of Hematology, or ASH, Annual Meeting in Atlanta in December 2005.  These data suggest that the administration of FavId following Rituxan may improve response over Rituxan alone and extend TTP compared to historical data of Rituxan alone.

We believe that our proprietary technology will enable us to manufacture FavId in a timely and cost-effective manner and will therefore allow us to offer a treatment option not currently available to physicians and patients.

We believe FavId may be effective in treating other types of B-cell NHL as well. Five additional Phase 2 clinical trials of FavId are either ongoing or expected to begin during 2006. One of these clinical trials is being conducted under a separate physician-sponsored Investigational New Drug, or IND, application in the United States. A second of these is being conducted as a physician-sponsored clinical trial in Switzerland. Moreover, we believe our active immunotherapy expertise and proprietary manufacturing technology will enable us to develop additional product candidates for other oncology indications, such as T-cell lymphoma, and for autoimmune diseases, with an initial focus on multiple sclerosis. Utilizing this technology, we are currently developing a second product candidate, FAV-201, for the treatment of T-cell lymphoma and intend to file an IND and initiate a Phase 1/2 clinical trial evaluating the safety and immune response of FAV-201 in the first half of 2006. We have retained exclusive worldwide commercialization rights to all of our product candidates.

We were incorporated in the State of Delaware in January 2000. Our principal executive offices are located at 10421 Pacific Center Court, Suite 150, San Diego, California 92121. Our telephone number is (858) 526-8000. Our website is www.favrille.com. Information contained in our website is not incorporated by reference into and does not constitute part of this prospectus. FavId®, Favrille and our logo are our trademarks, and we have applied to register Favrille and our logo with the United States Patent and Trademark office and to register some of our trademarks in other countries. All other trademarks or tradenames appearing in this prospectus are the property of their respective owners. Unless the context indicates otherwise, as used in this prospectus, the terms “Favrille,” the “Company,” “we,” “us” and “our” refer to Favrille, Inc.

RISK FACTORS

You should consider carefully the following information about the risks described below, together with the other information contained or incorporated by reference in this prospectus, before you decide to invest in our common stock. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to the Development of Our Product Candidates

We are dependent on the success of our lead product candidate, FavId, and we cannot be certain that it will be commercialized.

We have expended significant time, money and effort in the development of our lead product candidate, FavId, which is still in clinical development, has not yet received regulatory approval and may never be commercialized. In order to commercialize FavId, we will need to demonstrate to the FDA and other regulatory agencies that it satisfies rigorous standards of safety and effectiveness. We completed patient enrollment in a pivotal Phase 3 clinical trial of FavId following Rituxan for the treatment of follicular B-cell NHL in January 2006.

We are also evaluating FavId for use in other B-cell NHL indications. However, even if we were to receive regulatory approval of FavId for the treatment of indolent B-cell NHL or the other indications we are exploring, our ability to successfully commercialize FavId could be jeopardized by the emergence of a competitive product that exhibits greater efficacy, longer duration of response or other benefits. In addition, because our initial regulatory and marketing strategy contemplates the administration of FavId to patients following treatment with Rituxan, the commercial opportunity for FavId may be limited by the degree to which oncologists continue to use Rituxan to treat indolent B-cell NHL. Furthermore, to the extent FavId fails to gain market acceptance for its initial indication, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize FavId for other indications.

Other than FavId, we have only two other product development programs, which are at significantly earlier stages of development. We are currently preparing to file an IND for a product candidate, FAV-201, from one of these programs in patients with T-cell lymphoma. During the fourth quarter of 2005, we initiated preclinical studies to assess the applicability of our technology to autoimmune diseases, with an initial focus on multiple sclerosis. We cannot be certain that we will be able to successfully develop any product candidate from these development programs. We cannot be certain that the clinical development of FavId or any other product candidate in preclinical testing or clinical trials will be successful, that it will receive the regulatory approvals required to commercialize it, or that any of our other research programs will yield a product candidate suitable for entry into clinical trials. If we are unable to commercialize FavId or our other product candidates, we may be unable to generate sufficient revenues to attain or maintain profitability, our ability to raise additional capital will be impaired and our stock price may be negatively affected.

Failure to obtain product approvals by the FDA could harm our business.

We are subject to rigorous and extensive regulation by the FDA. In the United States, our biologic product candidates, currently in the preclinical and clinical stages of development, cannot be marketed until they are approved by the FDA. Obtaining FDA approval involves the submission of the results of preclinical studies and clinical trials, among other information, of the product candidates. We may not be able to obtain FDA approval, and, even if we are able to do so, the approval process typically takes many years and requires the commitment of substantial effort and financial resources. The FDA can delay, limit or deny approval of a biologic product candidate for many reasons, including:

• the FDA may not find that the biologic product candidate is sufficiently safe or effective;

• FDA officials may interpret data from preclinical testing and clinical trials differently than we do; and

• the FDA may not find our manufacturing processes or facilities satisfactory.

In addition, the specific active immunotherapy technology on which FavId is based is a relatively new form of cancer therapy that presents novel issues for the FDA to consider, which may make the regulatory process especially difficult.

We cannot assure you that any of our product candidates in development will be approved in the United States in a timely fashion, or at all. Failure to obtain regulatory approval of our product candidates in a timely fashion would prevent or delay us from marketing or selling any products and, therefore, from generating revenues from their sale. If this occurs, we may be unable to generate sufficient revenues to attain or maintain profitability, our ability to raise additional capital will be impaired and our stock price may be negatively affected. In addition, both before and after approval, we are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion and export of biologics. Failure to comply with the law, including statutes and regulations, administered by the FDA, could result in, among others, any of the following actions:

• warning letters;

• fines and other civil penalties;

• unanticipated expenditures;

• delays in approving or refusal to approve a product candidate;

• product recall or seizure;

• interruption of production;

• operating restrictions;

• injunctions; and

• criminal prosecution.

Before we can seek regulatory approval of any of our product candidates, we must successfully complete clinical trials, which are uncertain.

Conducting clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. We have completed enrollment of patients in several Phase 2 clinical trials of FavId involving over 130 indolent B-cell NHL patients and are currently conducting follow-up evaluation of those patients. We completed enrollment of patients in a pivotal Phase 3 clinical trial of FavId for the treatment of follicular B-cell NHL in January 2006 and anticipate an analysis of the secondary endpoint, response improvement, during the fourth quarter of 2006 and final analysis of the primary endpoint, TTP, during the second half of 2007. Four additional Phase 2 clinical trials of FavId were ongoing during 2005 with one additional Phase 2 clinical trial planned for 2006. One of these clinical trials is being conducted under a separate physician-sponsored IND in the United States. A second of these is being conducted as a physician-sponsored clinical trial in Switzerland. We are also developing our preclinical candidate FAV-201 for the treatment of T-cell lymphoma and we are currently preparing to file an IND.

We have received a Special Protocol Assessment, or SPA, from the FDA for our Phase 3 clinical trial. In the SPA process, the FDA reviewed the design, size and planned analysis of our Phase 3 clinical trial and provided comments regarding the trial’s adequacy to form a basis with respect to effectiveness for approval of a Biologics Licensing Application, or BLA, if the trial meets its predetermined objectives. We cannot assure you that we will be able to file a BLA for FavId until after we receive an analysis of the primary endpoint, TTP, of our ongoing Phase 3 clinical trial (assuming the TTP data is positive), which analysis is anticipated in the second half of 2007, or at all. The FDA’s written agreement is binding, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a product candidate is identified after the Phase 3 clinical trial is commenced. Despite having received an SPA, we may be required to conduct an additional Phase 3 clinical trial of FavId for the treatment of indolent B-cell NHL before we can apply for regulatory approval. Although the FDA typically requires successful results in two Phase 3 clinical trials to support marketing approval, the FDA has, on several occasions, approved products based on a single Phase 3 clinical trial that demonstrates a high level of statistical significance where there is an unmet need for a life-threatening condition. We currently plan to seek FDA approval of FavId based on our ongoing Phase 3 clinical trial alone. In the event that the FDA requires the results of a second Phase 3 clinical trial before accepting a BLA or before granting marketing approval of FavId, our launch of FavId would be delayed, possibly by several years, and we would incur significant costs in conducting the additional trial.

Completion of necessary clinical trials may take several years or more. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

• ineffectiveness of the product candidate, or perceptions by physicians that the product candidate is not safe or effective for a particular indication;

• inability to manufacture sufficient quantities of the product candidate for use in clinical trials;

• delay or failure in obtaining approval of our clinical trial protocols from the FDA;

• slower than expected rate of patient recruitment and enrollment;

• inability to adequately follow and monitor patients after treatment;

• difficulty in managing multiple clinical sites;

• unforeseen safety issues; and

• government or regulatory delays.

Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause us to repeat or terminate a clinical trial or require us to conduct additional trials. Our clinical trials may be suspended at any time for a variety of reasons, including if the FDA or we believe the patients participating in our trials are exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

Failures or perceived failures in our clinical trials will directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaboration and partnership relationships, and negatively affect our reputation and competitive position in the pharmaceutical community.

Failure to enroll patients in our clinical trials may cause delays in developing FavId or any other product candidate.

We may encounter delays in development and commercialization, or fail to obtain marketing approval, of FavId or any other product candidate that we may develop if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Although we completed patient enrollment in our pivotal Phase 3 clinical trial of FavId in January 2006, we have from time to time experienced slower-than-expected patient enrollment in our clinical trials and may do so in the future if additional clinical trials of FavId are required or if we clinically develop any of our other product candidates. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

The development of FavId requires the continued availability of two FDA-approved drugs: GM-CSF and Rituxan.

Administration of FavId requires an adjuvant to enhance the immune response. An adjuvant is a substance that is used to enhance the immune response. We use a white blood cell growth factor known as GM-CSF, which is commercially available solely from Berlex Laboratories, Inc., as an adjuvant for FavId. We currently rely on purchase orders to purchase GM-CSF for use in our clinical trials and do not have a supply agreement with Berlex. GM-CSF is an FDA-approved and commercially available drug that may be purchased by physicians. Our current strategy for the initial commercialization of FavId involves the administration of FavId following treatment with Rituxan. Rituxan is a passive immunotherapy for patients with NHL, which is also FDA-approved and is commercially available solely from Genentech, Inc. and Biogen Idec Inc. We currently rely on physicians to order and administer Rituxan to patients prior to the administration of FavId in our registration trial. If GM-CSF or Rituxan were to become unavailable as a result of regulatory actions, supply constraints or other reasons, our ability to continue the clinical development of FavId would be jeopardized.

Risks Related to Our Financial Results and Need for Financing

We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial losses and negative cash flow from operations for the foreseeable future.

We are a development stage company with a limited operating history. We have financed our operations through private placements of preferred stock, an initial public offering of our common stock and equipment and leasehold debt financing. We have incurred losses in each year since our inception in 2000. Net losses were $35.9 million for the year ended December 31, 2005, $26.0 million in 2004, $13.3 million in 2003, $7.2 million in 2002, $3.8 million in 2001 and $1.0 million in 2000. As of December 31, 2005, we had an accumulated deficit of $115.4 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to incur substantial operating losses for at least the next several years. This is due primarily to the expansion of our clinical trials and research and development programs, preparations to manufacture FavId on a commercial scale, and, to a lesser extent, general and administrative expenses. We also have substantial lease and debt obligations related to our new manufacturing and headquarters facilities impacting our operating expenses. We expect that our losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. We cannot guarantee that we will successfully develop, manufacture, commercialize or market any products. As a result, we cannot guarantee that we will ever achieve or sustain product revenues or profitability.

We currently have no source of revenue and may never become profitable.

Our ability to become profitable will depend upon our ability to generate revenue. To date, FavId has not generated any revenue, and we do not know when or if FavId will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to:

• successfully complete clinical trials for FavId;

• obtain regulatory approval for FavId, including regulatory approval for our commercial scale manufacturing facility and process;

• manufacture commercial quantities of FavId at acceptable cost levels; and

• successfully market and sell FavId.

We do not anticipate that we will generate revenues until 2008, at the earliest. Further, we do not expect to achieve profitability for at least several years after generating material revenues. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We will need substantial additional funds to continue operations, which we may not be able to raise on favorable terms, or at all.

We will need substantial additional funds for existing and planned preclinical studies and clinical trials, to continue research and development activities, for lease and debt obligations related to our manufacturing and headquarter facilities, and to establish manufacturing and marketing capabilities for any products we may develop. In addition, because we do not expect to generate revenues from the sale of our product candidates for several years, or at all, we will also need to raise additional capital to fund our operations.

We believe that our existing cash, which includes funds received from the March 2006 financing, cash equivalents and short-term investments, together with interest thereon, will be sufficient to meet our projected operating requirements through fiscal 2007. We will need to raise additional funds in order to commercialize FavId, including the completion of the expansion and qualification of our manufacturing facility for commercial scale production. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future capital requirements or the adequacy of our available funds will depend on many factors, including, but not limited to:

• magnitude and cost of our product development efforts and other research and development activities;

• rate of progress toward obtaining regulatory approval for our product candidates;

• costs of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

• our ability to establish and maintain collaborative, licensing or other arrangements for the development, sale, marketing or distribution of our product candidates and the terms of those arrangements;

• effects of competing technological and market developments;.

• the cost of expansion of our current facility for commercial production or the construction of a large separate commercial-scale production facility; and

• the success of the commercialization of FavId.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. Additional funding may not be available to us, and, if available, may not be on acceptable terms. If we raise additional funds by issuing equity securities, stockholders will incur immediate dilution. If adequate funds are not available to us, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development and clinical activities. Alternatively, we may need to seek funds through arrangements with collaborative partners or others that require us to relinquish rights to technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Any of these events could have a material adverse effect on our business, results of operations, financial condition or cash flow.

We are recording non-cash compensation expense that may result in an increase of our net losses for a given period.

Stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair value of common stock at the time of an option grant or stock issuance and the option exercise price or price paid for the stock. Stock-based compensation is amortized over the vesting period of the option or issuance. As of December 31, 2005, deferred stock-based compensation related to option grants to our employees and non-employee directors totaled $5.7 million. Options granted to consultants, if any, for compensation purposes, must be remeasured at each reporting date during the vesting period. The remeasurement and the corresponding effect on the related expense may result in an increase in net losses for a given period.

In December 2004, the FASB revised Statement No. 123 (FAS 123R) Share-Based Payment, which requires companies to expense the estimated fair value of employee stock options and similar awards. On April 15, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for FAS123R. In accordance with the new rule, the accounting provisions of FAS 123R became effective for the Company beginning in the first quarter of 2006. The implementation of FAS123R will have a negative impact in the form of more non-cash compensation in the future.

Other Risks Related to Our Business and Industry

We currently depend on single source suppliers for critical raw materials for manufacturing. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of FavId.

We currently depend on single source suppliers for critical raw materials used in the manufacture of FavId. In particular, our manufacturing process for FavId requires a foreign protein derived from shellfish that is known as keyhole limpet hemocyanin, or KLH. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, which is currently the only supplier of KLH that has submitted the required filing, known as a drug master file, to the FDA. In November 2004, we entered into an eight-year supply and license agreement with biosyn under which biosyn has agreed to supply us with KLH and we have committed to annual KLH purchase requirements during the commercialization of FavId. An additional aggregate of up to $300,000 will be due upon the achievement of certain milestones, the timing of which is not known at this time. Either party may terminate the supply agreement upon a breach by the other party that is not cured within 60 days or other events relating to insolvency or bankruptcy. If we identify another supplier of KLH of suitable quality for our purposes, we will not be able to use the supplier as a second source of KLH for the commercial manufacture of FavId unless the KLH is tested to be comparable to the existing KLH.

In addition, we depend on a single source supplier for the cell growth media we use to produce FavId. We purchase this material from Expression Systems LLC, which in turn obtains several of the components used in the cell growth media from sole suppliers. We currently rely on purchase orders to obtain this material and do not have a supply agreement with Expression Systems. We intend to qualify a second source for the cell growth media or manufacture the cell growth media in house from commercially available raw materials but may not be able to do so.

Establishing additional or replacement suppliers for these materials may take a substantial amount of time. In addition, we may have difficulty obtaining similar materials from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of FavId, or any other product candidates that we may develop, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization. If we are unable to obtain adequate amounts of these materials, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different materials that may not be as safe or as effective. As a result, regulatory approval of FavId, or any other product candidates that we may develop, may not be received at all.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed or may not be able to obtain regulatory approval for or commercialize FavId or any other product candidates that we may develop.

Our pivotal Phase 3 clinical trial of FavId for the treatment of follicular B-cell NHL is being conducted at 67 centers in the United States and will require long-term follow up of at least 342 evaluable patients. Two clinical trials of FavId are being conducted under the direction of a physician sponsor, rather than under our supervision. We do not have the ability to independently conduct clinical trials for FavId, or any other product candidate that we may develop, and we must rely on third parties, such as medical institutions and clinical investigators, including physician sponsors, to conduct our clinical trials. In particular, we will rely on these parties to recruit and enroll patients in our clinical trials. We also rely on third-party couriers to transport patient tissue samples and FavId. If any of the third parties upon whom we rely to conduct our clinical trials or transport patient tissue samples and immunotherapies do not comply with applicable laws, successfully carry out their obligations or meet expected deadlines, and need to be replaced, our clinical trials may be extended, delayed or terminated.

If the quality or accuracy of the clinical data obtained by medical institutions and clinical investigators, including physician sponsors, is compromised due to their failure to adhere to applicable laws or our clinical protocols or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize FavId, or any other product candidates that we may develop. If any of our relationships with any of these organizations or individuals terminates, we believe that we would be able to enter into arrangements with alternative third parties. However, replacing any of these third parties would delay our clinical trials and could jeopardize our ability to commercialize FavId and our other product candidates on a timely basis, or at all.

Even if we obtain regulatory approval, we will continue to be subject to extensive government regulation that may cause us to delay the introduction of our products or withdraw our products from the market.

Even if we obtain regulatory approval for FavId or our other product candidates, we will still be subject to extensive regulation. These regulations will impact many aspects of our operations, including production, record keeping, quality control, adverse event reporting, storage, labeling, advertising, promotion and personnel. In addition, the later discovery of previously unknown problems may result in restrictions of the product candidates, including their withdrawal from the market. Furthermore, regulatory approval may subject us to ongoing requirements for post-marketing studies. If we or any third party that we involve in our operations fail to comply with any continuing regulations, we may be subject to, among other things, product seizures, recalls, fines or other civil penalties, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.

Before we can obtain marketing approval for or commercially distribute FavId, we must have a commercial-scale facility for the manufacture of FavId. In addition, the FDA and the California Department of Health Services must find our manufacturing facility and process satisfactory.

Our manufacturing methods, equipment and processes must comply with the FDA’s current Good Manufacturing Practices, or cGMP, requirements. We may also need to perform extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern, among other things, record keeping, production processes and controls, personnel and quality control. We have only undertaken initial steps towards achieving compliance with these regulatory requirements. Additional steps will require expenditure of significant time, money and effort. We cannot predict the likelihood that the FDA will find our facility satisfactory, even if we believe that we have taken the necessary steps to achieve compliance. If we fail to comply with these requirements or fail to pass a pre-approval inspection of our manufacturing facility in connection with an application to obtain marketing approval for FavId or another product candidate, we would not receive regulatory approval, and we would be subject to possible regulatory action.

We manufacture FavId for our ongoing Phase 3 and for the planned and ongoing Phase 1/2 clinical trials at our facility in San Diego. We currently lease approximately 80,000 square feet of space in a facility in San Diego, California under a long-term lease agreement. This space is used for our corporate headquarters and manufacturing and laboratory facilities. Our manufacturing facility consists of approximately 26,000 square feet of space in the facility. Our manufacturing facility is subject to the licensing requirements of the California Department of Health Services. Our facility was inspected and licensed by the California Department of Health Services. Our facility is subject to re-inspection at any time. Failure to maintain a license from the California Department of Health Services or to meet the inspection criteria of the California Department of Health Services would disrupt our manufacturing processes and prevent us from supplying FavId to patients. If an inspection by the California Department of Health Services indicates that there are deficiencies in our manufacturing process, we could be required to take remedial actions at potentially significant expense, and our facility may be temporarily or permanently closed.

We will need to either expand and qualify our current facility or construct and qualify a commercial scale manufacturing facility in order to commercialize FavId or any other product candidates that we may develop. We believe our current facility could be used to manufacture FavId for initial commercial launch and plan to begin construction of the expanded manufacturing facility during the third quarter of 2006. We cannot assure you that we would be able to meet commercial demand for FavId in this facility. Additionally, we may require a larger production facility to meet the demand for FavId if it is approved. We would need to raise additional debt or equity capital to finance construction of the larger facility. Such financing may not be available or, if available, may not be obtained on terms favorable to us or our stockholders.

Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be significant. In addition, any material changes we make to the manufacturing process after approval may require approval by the FDA and state regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays that could limit our ability to manufacture commercial quantities, increase our costs and adversely affect our business.

We may experience difficulties in manufacturing FavId or any other product candidates that we may develop, which could prevent us from completing our ongoing clinical trials and commercializing these product candidates.

Manufacturing FavId is a complex, multi-step process that requires us to expend significant time, money and effort in production, record keeping and quality systems to assure that FavId will meet product specifications and other regulatory requirements. To date, we have manufactured FavId only for use in Phase 2 and Phase 3 clinical trials and have no experience in manufacturing FavId for the commercial quantities that might be required if we receive regulatory approval. In particular, we cannot be sure that we will be able to manufacture FavId at a cost that would enable commercial use. We may experience any of the following problems in our efforts to manufacture our product candidates for our expanding clinical trials or on a commercial scale:

• failure to obtain a sufficient supply of key raw materials;

• difficulties in completing the development and validation of the specialized assays required to ensure the consistency of our product candidates, including FavId;

• difficulties in obtaining adequate tumor samples from treating physicians and hospitals;

• difficulties in manufacturing FavId for multiple patients simultaneously;

• difficulties in the timely shipping of tumor samples to us or in the shipping of FavId to the treating physicians due to errors by third-party couriers, transportation restrictions or other reasons;

• failure to ensure adequate quality control and assurance in the manufacturing process as we increase the production quantities of FavId;

• difficulties in establishing and effectively managing a commercial-scale manufacturing facility;

• failure to comply with regulatory requirements, such as FDA regulations and environmental laws;

• significant changes in regulatory requirements;

• damage to or destruction of our manufacturing facility or equipment; and

• shortages of qualified personnel.

In addition, because our manufacturing process only begins upon our receipt of a patient’s tumor biopsy, we cannot produce inventory reserves of our product candidate to be stored in anticipation of any of these potential manufacturing problems. The failure to produce an adequate supply of FavId could delay our clinical trials and, in turn, delay submission of a BLA for FavId and commercial launch. Similarly, any difficulties we experience in the manufacture and supply of other product candidates, such as FAV-201, would delay the clinical trials of those product candidates.

If our manufacturing facility is damaged or destroyed, our ability to manufacture products will be significantly affected, which could delay or prevent completion of our clinical trials and commercialization of FavId or any other product candidates that we may develop.

We currently rely on the availability and condition of our manufacturing facility in San Diego to manufacture FavId. We lease the property where this facility is located under a lease agreement that expires June 30, 2025, but may be extended at our option for two additional five-year periods. After that time, we may not be able to negotiate a new lease for our facility. If the facility or our equipment in the facility is damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. This would significantly affect our ability to complete clinical trials of, and to manufacture and commercialize, FavId, or any other product candidates that we may develop.

In addition, our facilities have been subject to electrical blackouts as a result of a shortage of available electrical power. Although we have back-up emergency power generators to cover energy needs for key support systems, a lengthy outage could disrupt the operations of our facilities and clinical trials. While we carry business interruption insurance, this insurance may not be adequate. Any significant business interruption could cause delays in our product development and harm our business.

If we do not develop a sufficient sales and marketing force or enter into agreements with third parties to sell and market FavId, we may not be able to successfully commercialize our products, which would limit our ability to earn product revenues.

We plan to retain exclusive worldwide rights to FavId for oncology indications at least through the completion of our BLA filing with the FDA for approval to market FavId in the United States. If we are successful in obtaining BLA approval or foreign marketing approval for FavId, we will need to establish sales and marketing capabilities. In the United States, we plan to do this either by establishing our own sales force or by entering into a co-promotion arrangement with a sales and distribution partner. Outside of the United States, we plan to establish strategic collaborations for the development and marketing of FavId.

We do not presently possess the resources or experience necessary to market FavId or our other product candidates ourselves, and we currently have no arrangements for the promotion or distribution of our product candidates. Our future commercial success will depend on our ability to establish our own sales and marketing infrastructure or to collaborate with third parties that have greater sales and marketing experience and resources. Developing effective internal sales and marketing capabilities, which would include the hiring of a sales force, would require a significant amount of our financial resources and time.

We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, or at all, and any sales force we do establish may not be capable of generating demand for FavId or any other product candidate we may develop. In addition, if we cannot enter into co-promotion arrangements in the United States, or other strategic collaborations for the development and marketing of FavId in other countries, in a timely manner and on acceptable terms, we may not be able to successfully commercialize FavId or any other product candidate that we may develop.

To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold FavId, or any other product candidates that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate product revenue and will not become profitable.

If physicians and patients do not use any of our products that may be approved, our ability to generate revenue in the future will be limited.

If approved, FavId and other product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Demand for any approved product that we may develop will depend on many factors, including:

• our ability to provide acceptable evidence of safety and efficacy;

• convenience and ease of administration;

• availability of alternative treatments;

• cost effectiveness;

• continuing widespread use of Rituxan to treat our initial target disease market;

• effectiveness of our regulatory and marketing strategies;

• prevalence and severity of adverse side effects;

• publicity concerning our products or competitive products; and

• our ability to obtain third-party coverage or reimbursement.

Furthermore, to the extent FavId fails to gain market acceptance for its initial indication, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize FavId for other indications.

If we are unable to obtain acceptable prices or adequate coverage and reimbursement from third-party payors for FavId, or any other product candidates that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize FavId, or any other product candidates that we may develop, depends on the extent to which coverage and reimbursement for FavId, or any other product candidates that we may develop, will be available from:

• governmental payors, such as Medicare and Medicaid;

• private health insurers, including managed care organizations; and

• other third-party payors.

Many patients will not be capable of paying for FavId, or any other product candidates that we may develop, themselves and will rely on third-party payors to pay for their medical needs. The federal and state governments, insurance companies, managed care organizations and other third-party payors are actively seeking to contain or reduce costs of health care in the United States and exert increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are scrutinizing newly approved medical products and services and may not cover or may limit coverage and reimbursement for our product candidates. In particular, third-party payors may limit the indications for which they will reimburse patients who use FavId, or any other product candidates that we may develop. Cost-control initiatives could cause us to decrease the price we might establish for FavId, or any other product candidates that we may develop, which would result in lower product revenues. If the prices for FavId, or any other product candidates that we may develop, decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels for FavId, or any other product candidates that we may develop, our revenue and prospects for profitability will suffer.

If we are unable to establish or manage strategic collaborations in the future, our revenue and product development may be limited.

Our strategy may include reliance on strategic collaborations for co-promotion of FavId in the United States. In addition, we expect to rely on strategic collaborators for commercialization of FavId outside of the United States and, to an even greater extent, for worldwide development and commercialization of product candidates and programs for chronic autoimmune diseases, such as multiple sclerosis. To date, we have not entered into any agreements with third parties for any of these services and do not plan to establish a collaboration for FavId in the United States until at least completion of a BLA filing.

Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms, or at all. For example, potential partners may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our product candidates or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Management of any collaborative relationship we may establish in the future will require:

• significant time and effort from our management team;

• coordination of our research and development programs with the research and development priorities of our collaborators; and

• effective allocation of our resources to multiple projects.

If we enter into development or commercialization collaborations, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our product candidates. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our product candidates. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development related to the collaboration could be delayed or terminated. Also, our collaborators may pursue development or commercialization of other products, product candidates or alternative technologies in preference to our product candidates. Finally, our collaborators may terminate our relationships, and we may be unable to establish additional corporate collaborations in the future on acceptable terms, or at all.

Our efforts to discover, develop and commercialize new product candidates beyond FavId are at an early stage and are subject to a high risk of failure.

Our strategy is focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. The process of successfully developing product candidates is very time-consuming, expensive and unpredictable. We have only recently begun to direct significant effort toward the development of product candidates in addition to FavId, such as FAV-201 for T-cell lymphoma and a preclinical product candidate for the treatment of multiple sclerosis. We do not know whether our planned preclinical studies or clinical trials for these other product candidates will begin on time or be completed on schedule, or at all. In addition, we do not know whether these clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least several years.

We may not identify, develop or commercialize any additional new product candidates from our proprietary active immunotherapy technology. Our ability to develop successfully any of these product candidates depends on our ability to demonstrate safety and efficacy in humans through extensive preclinical testing and clinical trials and to obtain regulatory approval from the FDA and other regulatory authorities. Development of our product candidates will also depend substantially upon the availability of funding for our research and development programs.

If our competitors develop and market products that are more effective than our existing product candidates or others we may develop, or obtain marketing approval before we do, our commercial opportunity may be reduced or eliminated.

The development and commercialization of new pharmaceutical products for the treatment of cancer and autoimmune diseases is competitive, and we will face competition from numerous sources, including major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have substantially greater financial and technical resources and development, production and marketing capabilities than we do. In addition, many of these companies have more experience than we do in preclinical testing, clinical trials and manufacturing of biologic therapeutics, as well as in obtaining FDA and foreign regulatory approvals. We will also compete with academic institutions, governmental agencies and private organizations that are conducting research in the fields of cancer and autoimmune disease. Competition among these entities to recruit and retain highly qualified scientific, technical and professional personnel and consultants is also intense.

We are aware of a number of companies that are developing active immunotherapies to treat B-cell NHL. Genitope Corporation is evaluating its idiotype immunotherapy product candidate in a Phase 3 clinical trial in patients with follicular B-cell NHL who are in remission following prior treatment with chemotherapy. Antigenics, Inc. completed a Phase 2 clinical trial evaluating its active immunotherapy candidate in indolent NHL patients. The NCI is also conducting a Phase 3 clinical trial of an active idiotype immunotherapy in collaboration with Accentia Biopharmaceuticals.

Several companies are engaged in the development and commercialization of passive immunotherapy products for the treatment of B-cell NHL that may compete with FavId. Genentech and Biogen Idec are co-marketing Rituxan for the treatment of relapsed or refractory, indolent B-cell NHL. Biogen Idec has also received FDA approval to market Zevalin, its passive radioimmunotherapy product. GlaxoSmithKline plc has received FDA approval to market Bexxar, a passive radioimmunotherapy product.

The most recent advances in the treatment of B-cell NHL have involved the combination of existing products and changes to approved schedules and doses, particularly for Rituxan. Numerous clinical trials reported in recent years have indicated that additional doses of Rituxan and maintenance dosing of Rituxan can improve TTP in patients who respond to therapy. Combination therapies involving chemotherapeutic or immunostimulatory drugs in combination with Rituxan at various doses and schedules may provide patients with an increase in TTP over that expected with Rituxan alone. Accordingly, we may face competition as a result of developments in this area.

We expect that our ability to compete effectively will depend upon our ability to:

• successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

• reliably and cost-effectively manufacture sufficient quantities of our products;

• maintain a proprietary position for our manufacturing process and other technology;

• price our products competitively;

• obtain appropriate reimbursement approvals for our products;

• establish an adequate sales and marketing force for our products; and

• attract and retain key personnel.

In addition, our ability to compete effectively will depend on the relative efficacy and safety of other active immunotherapy products approved for sale as compared to our own products.

We are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to market our products, obtain collaborators and raise capital.

There have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Prescription Drug and Medicare Improvement Act of 2003 was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues.

We depend on attracting and retaining key scientific and management personnel to advance our technology, and the loss of these personnel could impair the development of our products.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly John P. Longenecker, Ph.D., our President and Chief Executive Officer, and Daniel P. Gold, Ph.D., one of our co-founders and our Chief Scientific Officer. The loss of services of Dr. Longenecker or Dr. Gold, or one or more of our other members of senior management, could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of FavId. Although we have employment agreements with each of our executives, their employment with us is “at will,” and each executive can terminate his or her agreement with us at any time. We do not carry “key person” insurance covering members of senior management, other than Drs. Longenecker and Gold. This insurance may not continue to be available on commercially reasonable terms and may prove inadequate to compensate us for the loss of their services.

The competition for qualified personnel in the biotechnology field is intense. In particular, our manufacturing process depends on our ability to attract and retain qualified manufacturing and quality control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies. We are not aware of any key personnel planning to retire or terminate their employment in the near future.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 31, 2005, we had 136 employees. Of these, 115 employees were in research and development comprised of 77 in manufacturing, quality control and quality assurance, 33 in research and process development, and five members of senior management.  Of the remaining employees, three were members of senior management and 18 were in administration. We will need to expand our financial, managerial, operational and other resources in order to continue our clinical trials and commercialize FavId, FAV-201, or any other product candidates that we may develop. Future growth would impose significant added responsibilities on our management team, including the need to identify, recruit, maintain and integrate additional employees. Our ability to commercialize FavId, FAV-201, or any other product candidates that we may develop, and our future financial performance in general, will depend in part on our ability to manage any future growth effectively. In order to meet these challenges, we would need to:

• manage our clinical trials effectively;

• manage our research and development efforts effectively;

• develop our administrative, accounting and management information systems and controls; and

• hire, train and integrate additional management, administrative, manufacturing and sales and marketing personnel.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our business or future prospects.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development and manufacturing activities involve the use of biological and hazardous materials that could be dangerous to human health, safety or the environment. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We currently maintain property and casualty insurance coverage which covers liability for hazardous and controlled materials. However, this insurance coverage may not be sufficient to cover our liability and we may not be able to obtain sufficient coverage in the future at a reasonable cost. In addition, we may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA, the EPA or other agencies may adopt regulations that adversely affect our research and development programs.

We face a risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates and the manufacture and sale of any approved products. These risks will exist even with respect to those product candidates that are approved for commercial sale by the FDA and manufactured in facilities regulated by the FDA. Any product liability claim or series of claims brought against us could significantly harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention and costly litigation. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Any judgment against us that is in excess of our insurance policy limits would have to be paid from our cash reserves, which would reduce our capital resources. We currently maintain clinical trial insurance , which covers liability for up to 561 patients in our clinical trials. Although we believe our current insurance coverage is adequate, we cannot be certain that it will be sufficient. Furthermore, we cannot be certain that our current insurance coverage will continue to be available, or that increased coverage, which will be necessary if we are able to commercialize our products, will be available in the future on reasonable terms, or at all. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy claims against our assets, including our intellectual property.

We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.

If we are able to commercialize FavId or any other product candidates that we may develop, we will be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. Because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some allegations under these laws have been claimed to violate the False Claims Act, discussed in more detail below.

In addition, if we are able to commercialize FavId or any other product candidates that we may develop, we could become subject to false claims litigation under federal statutes, which can lead to civil money penalties, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. These false claims statutes include the False Claims Act, which allows any person to bring suit on behalf of the federal government alleging the submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against biotechnology companies have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that the costs of defending claims or allegations under the False Claims Act will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property and Potential Litigation

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products may be adversely affected.

Our business and competitive positions are dependent upon our ability to protect our proprietary technology. Our success will depend in large part on our ability to obtain and maintain patent protection for our product and technologies, preserve trade secrets and operate without infringing the intellectual property right of others. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the biopharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal and factual questions. Our patent applications may not protect our technologies and products because, among other things:

• there is no guarantee that any of our pending patent applications will result in issued patents;

• we may develop additional proprietary technologies that are not patentable;

• there is no guarantee that any patents issued to us, our collaborators or our licensors will provide a basis for a commercially viable product;

• there is no guarantee that any patents issued to us or our collaborators or our licensors will provide us with any competitive advantage;

• there is no guarantee that any patents issued to us or our collaborators or our licensors will not be challenged, circumvented or invalidated by third parties; and

• there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on our ability to do business.

We attempt to protect our intellectual property position by filing United States patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Currently we own U.S. Patent No. 6,911,204 concerning the treatment of NHL with our technology together with four pending United States patent applications covering methods of treating immune system diseases, including B-cell and T-cell lymphomas, using our proprietary immunotherapy production methods, as well as methods for combining the idiotype immunotherapies with other therapies that are used to treat diseases of the immune system.

We also have three issued patents and 19 patent applications pending outside of the United States, and have received a notice that one  of these applications will issue as a patent. Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued to us outside of the United States. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the United States. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets.

Although we believe our issued patents, as well as our patent applications if they issue as patents, will provide a competitive advantage, we may not be able to develop additional patentable products or processes.  Further, we may not be able to obtain patents from any of the pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect our technology. In addition, any patents or patent rights we obtain may be circumvented, challenged or invalidated by our competitors.

We are not able to prevent others, including potential competitors, from using certain types of patient-specific idiotype protein-KLH conjugates, like those we use in our lead product candidate, FavId, for the treatment of indolent B-cell NHL.

Certain types of patient-specific idiotype-KLH conjugates, comprising single idiotype proteins, and their use for the treatment of indolent B-cell NHL are in the public domain and therefore cannot be patented. Consequently, we may only be able to seek patent protection for methods of treating immune system diseases, including B-cell and T-cell lymphomas, using our proprietary immunotherapy production methods for making idiotype protein conjugates and compositions comprising such conjugates, as well as methods for combining the idiotype or T-cell receptor-based immunotherapies with other therapies that are used to treat diseases of the immune system. As a result, we may not be able to prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with FavId.

We may have to engage in costly litigation to enforce our proprietary rights or to defend challenges to our intellectual property by our competitors, which may harm our business, results of operations, financial condition and cash flow.

The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation may be necessary to protect our patent position, and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our patent rights. In addition, our efforts to protect our patents may not be successful.

Our ability to market our products may be impaired by the intellectual property rights of third parties.

Our commercial success will depend in part on not infringing the patents or proprietary rights of third parties. We are aware of competing intellectual property relating to active idiotype immunotherapies for cancer. Competitors or third parties may be issued, or may currently hold, patents that may cover subject matter that we use in developing the technology required to bring our product candidates to market, that we use in producing our product candidates, or that we use in treating patients with our product candidates. In addition, from time to time we receive correspondence inviting us to license patents from third parties. While we currently believe we have freedom to operate in our area, others may challenge our position in the future. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided by 35 U.S.C. §271(e), and that our subsequent manufacture of our commercial products will also not require the license of any patents, claims may be brought against us in the future based on these or other patents held by others. As our product candidates progress toward commercialization, competitors or other parties may assert that we infringe on their patents or proprietary rights.

In particular, we are aware of the following third party patents:

•                                          Genentech and City of Hope National Medical Center hold patent rights related to the expression of recombinant antibodies;

•                                          Genitope holds patent rights relating to immunotherapy using idiotype proteins produced using T-lymphoid cells for the treatment of B-Cell lymphoma;

•                                          Schering Corp. holds patent rights relating to the use of GM-CSF as a vaccine adjuvant for use against infectious diseases.

The first patent listed above was issued to Genentech in 2001. We do not believe that this patent covers our technology, and we note that in May 2005, a third party filed a request for reexamination of this patent with the U.S. Patent and Trademark Office, requesting that the claims of this patent be reexamined as to their patentability. If this patent reissues and we decide to attempt to obtain a license for this patent, we cannot guarantee that we would be able to obtain such a license on commercially reasonable terms, or at all.

Additionally, because patent prosecution can proceed in secret prior to issuance of a patent, third parties may obtain other patents with claims of unknown scope relating to our product candidates, which they could attempt to assert against us. Further, as we develop our products, we may infringe the current patents of third parties or patents that may issue in the future.  Third parties could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. To enforce patents issued to us or to determine the scope and validity of other parties’ proprietary rights, we may also become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us, regardless of the outcome of the litigation, or an adverse decision as to the priority of our inventions. Ultimately, as a result of patent infringement claims, our business could be harmed and we could be prevented from commercializing a product, or forced to cease some aspect of our business operations.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We also rely on trade secrets to protect our technology, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets by requiring each of our employees, consultants and advisors to execute a non-disclosure and assignment of invention agreement before beginning his or her employment, consulting or advisory relationship with us. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, or those of our future collaborators, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Until our initial public offering in February 2005, there was no public market for our common stock, and the price of our common stock may be volatile and could decline significantly.

Until our initial public offering, or IPO, in February 2005, there was no public market for our common stock, and despite our IPO, an active public market for these shares may not develop or be sustained. Our stock price has traded in the range of $7.77 - $3.20 from the commencement of our IPO on February 2, 2005 to March 23, 2006.

The stock market in general has been experiencing dramatic fluctuations that have often been unrelated to the operating performance of companies. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. If market-based or industry-based volatility continues, the trading price of our common stock could decline significantly, independent of our actual operating performance, and you could lose all or part of your investment. The market price of our common stock could fluctuate significantly as a result of several factors, including:

• announcements of technological innovations or new products by us or our competitors;

• announcement of FDA approval or non-approval of FavId or any other product candidates that we may develop, or delays in the FDA review process;

• actions taken by regulatory agencies with respect to FavId and FAV-201, or any other product candidates that we may develop, or our clinical trials, manufacturing process or sales and marketing activities;

• regulatory developments in the United States and foreign countries;

• success of our research efforts and clinical trials;

• any intellectual property infringement lawsuit in which we may become involved;

• announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

• actual or anticipated fluctuations in our operating results;

• changes in financial estimates or recommendations by securities analysts;

• sales of large blocks of our common stock;

• sales of our common stock by our executive officers, directors and significant stockholders;

• changes in accounting principles; and

• loss of any of our key scientific or management personnel.

Specifically, you may not be able to resell your shares at or above the price you paid for such shares. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

As of March 15, 2006, our officers and directors, stockholders affiliated with our directors and those stockholders owning at least ten percent of our outstanding capital stock together beneficially held approximately 64.2% of our outstanding common stock on an as-converted basis. If some or all of these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors, the merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. The interests of this concentration of ownership may not always coincide with our interests or the interests of our other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders. This concentration of ownership also could depress our stock price.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of us or our management, even if doing so would be beneficial to our stockholders. These provisions include:

• dividing our board of directors into three classes serving staggered three-year terms;

• authorizing our board of directors to issue preferred stock without stockholder approval;

• prohibiting cumulative voting in the election of directors;

• prohibiting stockholder actions by written consent;

• limiting the persons who may call special meetings of stockholders;

• prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66.7% stockholder approval; and

• requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Because we do not intend to pay any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We have never paid or declared any cash dividends on our capital stock and intend to retain any future earnings to finance the development and expansion of our business. The payment of dividends by us on our common stock is limited by our debt agreements. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules related to corporate governance and other matters subsequently adopted by the SEC and the Nasdaq Stock Market, could result in increased costs to us. The new rules and any related regulations that may be proposed in the future could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise for cash of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants is $5.26 per share of our common stock. The warrants are also exercisable on a cashless basis. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock that have been sold to the selling stockholders identified below or that may be issued upon exercise of the warrants that have been issued to the selling stockholders identified below.  Pursuant to a securities purchase agreement dated as of March 6, 2006 among us and the selling stockholders (which we refer to below as the “purchase agreement”), we issued and sold, for an aggregate purchase price of approximately $45.4 million:

•                  an aggregate of 8,555,133 shares of our common stock; and

•                  warrants to purchase an aggregate of 2,994,288 shares of our common stock at an exercise price of $5.26 per share, which warrants became exercisable on the date of issuance and expire five years from the date of issuance.

The table below presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus.  The shares of common stock covered, as to their resale, under this prospectus include shares of common stock sold in the financing and shares of common stock that are issuable upon exercise of warrants sold in the financing.

This table is prepared based in part on information supplied to us by the selling stockholders identified below as of March 6, 2006.  The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the exercise of all the warrants for common stock issued under the purchase agreement.  In addition, the table assumes that the selling stockholders sell all of such shares.  However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales.  Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

			Number of Shares Being Offered (2)	Shares Beneficially Owned After Offering (1)
	Shares Beneficially Owned Prior to Offering (1)
Selling Stockholders	Number	Percent		Number	Percent
Alloy Ventures 2005, L.P.(3)	1,924,905	6.5%	1,924,905	—	—
Forward Ventures IV, L.P.(4)(5)	3,997,951	13.7%	1,419,579	2,578,372	8.9%
Forward Ventures IV B, L.P.(4)(6)	338,924	1.2%	120,344	218,580		*
Federated Kaufmann Fund, a portfolio of Federated Equity Funds(7)	1,778,611	6.1%	1,778,611	—	—
Federated Kaufmann Fund II, a portfolio of Federated Insurance Series(8)	17,966	*	17,966	—	—
Julia Hazzard Merck(9)	256,653	*	256,653	—	—
MPM BioEquities Master Fund LP(10)	1,255,140	4.3%	1,018,440	236,700		*
MPM BioEquities Investors Fund LLC(11)	244,867	*	8,167	236,700		*
Oakwood Medical Investors IV (QP), L.L.C.(12)	485,745	1.7%	224,579	261,166		*
Oakwood Medical Investors IV, L.L.C.(13)	74,483	*	32,074	42,409		*
Red Abbey Venture Partners (QP), LP(14)	192,618	*	192,618	—	—
Red Abbey Venture Partners, LP(15)	53,589	*	53,589	—	—
Red Abbey CEO’s Fund, LP(16)	10,446	*	10,446	—	—
Sanderling Venture Partners V, L.P.(17)(18)	997,956	3.5%	17,740	980,216	3.4%
Sanderling V Beteiligungs GmbH & Co KG(17)(19)	188,056	*	1,565	186, 491		*
Sanderling V Limited Partnership(17)(20)	211,344	*	1,757	209,587		*
Sanderling V Biomedical, L.P. (17)(21)	244,446	*	4,346	240,100		*
Sanderling Ventures Management V(17)(22)	37,671	*	256	37,415		*
Sanderling Venture Partners VI Co-Investment Fund, L.P. (17)(23)	1,557,552	5.3%	1,133,266	424,286	1.5%

Sanderling VI Limited Partnership(17)(24)	26,132	*	26,132	—	—
Sanderling VI Beteiligungs GmbH & Co., KG(17)(25)	22,109	*	22,109	—	—
Sanderling Ventures Management VI(17)(26)	11,935	*	11,935	—	—
Fred A. Middleton(27)	106,453	*	64,164	42,289		*
Tang Capital Partners, LP(28)	641,634	2.2%	641,634	—	—
Smithfield Fiduciary LLC(29)	256,653	*	256,653	—	—
T. Rowe Price Health Sciences Portfolio, Inc.(30)	5,515	*	3,915	1,600		*
T. Rowe Price Health Sciences Fund, Inc.(31)	724,600	2.5%	499,500	225,100		*
John Hancock Trust – Health Sciences Trust(32)	115,830	*	78,730	37,100		*
Valic Company I – Health Sciences Fund(33)	71,935	*	59,535	12,400		*
Raytheon Company Combined DB/DC Master Trust – Health Sciences(34)	13,250	*	9,450	3,800		*
TD Mutual Funds – TD Health Sciences Fund(35)	88,200	*	67,500	20,700		*
ProMed Partners, L.P.(36)	63,474	*	63,474	—	—
ProMed Partners II L.P.(37)	2,880	*	2,880	—	—
ProMed Offshore Fund, Ltd.(38)	10,638	*	10,638	—	—
ProMed Offshore Fund II, Ltd.(39)	269,499	*	269,499	—	—
Ivor Royston IRA(40)	57,170	*	12,833	44,337		*
Collette S. Carson(41)	12,833	*	12,833	—	—
Judith S. Sandler (42)	12,833	*	12,833	—	—
William Blair Capital Partners VII, QP, LP(43)	2,851,752	9.8%	1,161,509	1,690,243	5.9%
William Blair Capital Partners VII, LP(44)	109,905	*	44,764	65,141		*

*              Less than 1%

(1)                                  Shares beneficially owned include (a) shares of common stock and (b) shares of common stock issuable upon exercise of warrants.  Percentages are based on 28,884,546  shares of our common stock that were outstanding on March 15, 2006.  In calculating the percentage for each selling security holder, the shares represented by item (b) above are treated as shares outstanding for that selling security holder but are not treated as outstanding for any other person.

(2)                                  Number of shares being offered includes 2,994,288 shares of common stock issuable upon exercise of warrants received pursuant to the purchase agreement.

(3)                                  Includes 499,049 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement. These amounts do not include an aggregate 2,832,526 shares of common stock held by the following entities and individuals affiliated with Alloy Ventures 2005, L.P. in the amounts indicated: 1,689,487 shares owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 348,350 shares owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 203,047 shares owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”), 86,590 shares owned by Alloy Partners 2000, L.P. (“Alloy Partners”) and 505,052 shares owned by Alloy Annex I, L.P. (“Alloy Annex”).  Alloy Ventures 2000, LLC (“Alloy 2000”), the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote the shares held by such entities and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy 2000 may be deemed to have shared power to vote these shares. Alloy Annex I, LLC, the general partner of Alloy Annex may be deemed to have sole voting power to vote the shares held by Alloy Annex and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona and J. Leighton Read, the managing members of Alloy Annex I, LLC, may be deemed to have shared power to vote these shares. Douglas E. Kelly is one of our directors.

(4)                                  These amounts do not include common stock held by the following entities and individuals affiliated with these limited partnerships in the amounts indicated: (1)  Forward Ventures III Institutional Partners L.P., 378,713 shares; (2) Forward Ventures III L.P., 100,001 shares; (3) Ivor Royston, M.D., one of our directors and a managing member of the general partner of these limited partnerships as described in footnote (40) below, 57,170 shares; and (4) Standish Fleming, a managing member of the general partner of these limited partnerships, 12,048 shares.

(5)                                  Includes 368,039 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(6)                                  Includes 31,200 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(7)                                  Includes 461,121 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(8)                                  Includes 4,658 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(9)                                  Includes 66,539 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(10)                            Includes 264,040 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(11)                            Includes 2,117 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(12)                            Includes 58,224 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(13)                            Includes 8,315 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(14)                            Includes 49,938 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(15)                            Includes 13,893 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(16)                            Includes 2,708 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(17)                            These amounts do not include an aggregate 1,104,561 shares of common stock held by the following affiliates of these entities in the amounts indicated: Sanderling Venture Partners V Co-Investment Fund L.P. owns 687,658 shares and Sanderling V Biomedical Co-Investment Fund L.P. owns 416,903 shares.

(18)                            Includes 4,599 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(19)                            Includes 406 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(20)                            Includes 455 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(21)                            Includes 1,127 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(22)                            Includes 66 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(23)                            Includes 293,810 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(24)                            Includes 6,775 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(25)                            Includes 5,732 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(26)                            Includes 3,094 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(27)                            Includes 16,635 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement. Mr. Middleton’s beneficially owned shares include options to purchase 32,289 shares of common stock, none of which were unvested as of March 15, 2006. These amounts do not include an aggregate of 3,297,201 shares of common stock held by the entities and individuals described in footnotes (17) through (26) and the items to which they relate. Mr. Middleton is one of our directors and is a managing director of Middleton, McNeil, Mills & Associates VI, LLC, which is the general partner of Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Limited Partnership, and Sanderling VI Beteiligungs GmbH & Co., KG., and is also a general partner of each of the other identified limited partnerships as well as a beneficial owner of Sanderling V Ventures Management.  Mr. Middleton does not individually have control over the investment decisions of these funds and thus disclaims beneficial ownership of shares held by these funds, except to the extent of his pecuniary interest therein.

(28)                            Includes 166,349 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement. Kevin C. Tang has voting and investment control over the shares owned by Tang Capital Partners and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(29)                            Includes 66,539 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(30)                            Includes 1,015 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(31)                            Includes 129,500 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(32)                            Includes 20,411 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(33)                            Includes 15,435 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(34)                            Includes 2,450 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(35)                            Includes 17,500 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(36)                            Includes 16,456 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(37)                            Includes 747 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(38)                            Includes 2,758 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(39)                            Includes 69,870 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(40)                            Includes 3,327 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement. Dr. Royston’s beneficially owned shares include options to purchase 32,289 shares of common stock, none of which were unvested as of March 15, 2006. These amounts do not include an aggregate 4,840,468 shares of common stock held by the entities and individuals described in footnotes (4), (5), (6) and (41) and the items to which they relate. Dr. Royston is one of our directors and is also the managing member of Forward III Associates, LLC, which is the general partner of Forward Ventures III Institutional Partners L.P. and Forward Ventures III L.P. He is also the managing member of Forward IV Associates, LLC, which is the general partner of Forward Ventures IV B L.P. and Forward Ventures IV L.P. Dr. Royston disclaims any beneficial ownership of the shares owned by these entities except to the extent of his pecuniary interest therein.

(41)                            Includes 3,327 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement. Ms. Carson is Dr. Royston’s spouse.

(42)                            Includes 3,327 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(43)                            Includes 301,132 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

(44)                            Includes 11,605 shares of common stock issuable upon exercise of warrants received in connection with the purchase agreement.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, automated interdealer quotation system, market or trading facility on which the shares are traded, in the over-the-counter market, or in private transactions. These dispositions may be at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at prices otherwise negotiated. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the securities using one or more, or a combination of the following methods:

•                  on The Nasdaq National Market (or any other exchange or automated quotation system on which the shares may be listed),

•                  on the over-the-counter market,

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•                  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•                  purchases by a broker-dealer as principal and resale by the broker or dealer for its account,

•                  an exchange distribution in accordance with the rules of the applicable exchange,

•                  privately negotiated transactions,

•                  short sales,

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•                  through the distribution of the common stock by any selling stockholders to its partners, members or stockholders,

•                  through one or more underwritten offerings on a firm commitment or best efforts basis,

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•                  a combination of any such methods of sale, and

•                  any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under a supplement to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which institutions may, in turn, engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares of our common stock short and redeliver these shares to close out the selling stockholders’ short positions, or loan or pledge shares of our common stock to broker-dealers that may in turn sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will bear substantially all of the costs, expenses and fees in connection with the registration of the shares of common stock, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling stockholders. These rules may limit the timing of purchases and sales of the shares by such selling stockholders.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed with each selling stockholder to keep the registration statement of which this prospectus constitutes a part effective with respect to its shares of our common stock until the earlier of (1) the second anniversary of the date the registration statement becomes effective, (2) the date on which all shares purchased from us, or issuable upon exercise of warrants purchased from us, by such selling stockholders in the private placement may be resold during any 90-day period pursuant to Rule 144 of the Securities Act, or (3) the date on which all shares purchased from us, or acquirable upon exercise of warrants purchased from us, by such selling stockholders have been resold.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, San Diego, California.  As of the date of this prospectus, investment funds affiliated with Cooley Godward LLP owned 9,638 shares of common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission.  Such reports, proxy statements and other information filed by us may be inspected and copied at the Security and Exchange Commission’s Public Reference Section located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms.  The Securities and Exchange Commission also makes electronic filings publicly available on the Internet.  The Securities and Exchange Commission’s Internet address is http://www.sec.gov.  The Securities and Exchange Commission’s website also contains reports, proxy and information statements and other information regarding us that has been filed with the Securities and Exchange Commission.  Our common stock is quoted on The Nasdaq National Market.  Reports, proxy statements and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act, including amendments thereto relating to the common stock offered hereby.  This prospectus does not contain all of the information set forth in the registration statement.

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.  Further, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.  We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the effectiveness of the registration statement:

(i)                                     Our Annual Report on Form 10-K for the year ended December 31, 2005, including all material incorporated by reference therein;

(ii)                                  Our Current Reports on Form 8-K dated February 9, 2006, March 6, 2006 and March 23, 2006; and

(iii)                             The description of our common stock contained in our Registration Statement on Form 8-A filed on January 27, 2005.

                We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents).  Such request may be directed to  Favrille, Inc., 10421 Pacific Center Court, Suite 150, San Diego, CA 92121, (858) 526-8000.